SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SCIO DIAMOND TECHNOLOGY CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

808831101
(CUSIP Number)

Peter J. Ekberg, Esq.
Barnes & Thornburg LLP
225 South Sixth Street
Suite 2800
Minneapolis, MN 55402
(612) 367-8785
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  c

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “Affiliated” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,0001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

1 Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kristoffer Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Paul Rapello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. and Marsha C. Bailey JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 347,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 347,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kenneth L. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 339,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Bernard M. McPheely Revocable Trust u/a DTD May 25, 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 312,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 808831101

1	NAME OF REPORTING PERSON James Carroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 313,7501
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 313,7501
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,7501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

1 Includes 93,750 shares of Common Stock owned by the Reporting Person’s IRA.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Robert M. Daisley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Scio Diamond Technology Corporation (the “Issuer”), a Nevada corporation with principal executive offices located at 411 University Ridge, Suite D, Greenville, South Carolina 29601.

Item 2.	Identity and Background.

(i)
Thomas P. Hartness is the trustee and settler of the Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010 (the “Hartness Revocable Trust”).  The shares of Common Stock reported on this Schedule 13D are held by Thomas P. Hartness as the trustee of the Hartness Revocable Trust.  The business address of the Hartness Revocable Trust is: PO BOX 25309, GREENVILLE, SC 29616.  The principal business of the Hartness Revocable Trust is Hartness Investments, Inc., PO Box 25309, Greenville, SC 29616.  During the last five years, Mr. Hartness has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(ii)
Kristoffer Mack is a US citizen whose business address is located at 515 Madison Ave., 13th Floor, New York, NY 10022.  Mr. Mack is a Senior Managing Director and Founder of WaveCrest Securities LLC, which provides M&A advisory, corporate finance and capital raising services.  During the last five years, Mr. Mack has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(iii)
Paul Rapello is a US citizen whose business address is located at 515 Madison Ave., 13th Floor, New York, NY 10022.  Mr. Rapello is a Senior Managing Director and Founder of WaveCrest Securities, which provides M&A advisory, corporate finance and capital raising services.  During the last five years, Mr. Rapello has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(iv)
Glen R. Bailey and Marsha C. Bailey are US citizens whose residential address is located at 5146 Creek Walk Circle, Norcross, GA 30092.  Mr. Bailey is an insurance agent with Beecher Carlson Insurance Services LLC, which has a business address at 6 Concourse Pkwy NE Ste. 2300, Atlanta, GA 30328.  Mrs. Bailey is a homemaker.  During the last five years, neither Mr. Bailey nor Mrs. Bailey has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(v)
Kenneth L. Smith is a US citizen whose residential address is located at 1215 Thornblade Blvd., Greer, SC 29650.  Mr. Smith is a Senior Vice President with Fluor Corporation, a leading engineering construction company which has a business address at 6700 Las Colinas Blvd., Irving, TX 75039.  During the last five years, Mr. Smith has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(vi)
Bernard M. McPheely is the trustee and settler of the Bernard M. McPheely Revocable Trust U/A DTD May 25, 2011 (the “McPheely Revocable Trust”).  The shares of Common Stock reported on this Schedule 13D are held by Bernard M. McPheely as the trustee of the McPheely Revocable Trust.  The business address of the McPheely Revocable Trust is: 303 Golden Wings Way, Greer, SC 29650.  Bernard M. McPheely is the President of Hartness Vertique Warehouse Automation and Chief Executive Officer of Hartness International, Inc.  During the last five years, Bernard M. McPheely has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(vii)
James Carroll is a US citizen whose residential address is located at 8210 W. 109th St., Bloomington, MN 55438.  Mr. Carroll is not currently employed.  Mr. Carroll is the beneficial owner of the Guarantee & Trust Co. TTEE James Carroll r/o IRA (the “Carroll IRA”).  The shares of Common Stock reported on this Schedule 13D are held by Mr. Carroll individually and as the beneficial owner of the Carroll IRA.  During the last five years, Mr. Carroll has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(viii)
Robert M. Daisley is a US citizen whose business address is located at 4006 S. MacDill Ave., Tampa, FL 33611.  Mr. Daisley is an attorney who practices as a full-time mediator in Tampa, Florida.  During the last five years, Mr. Daisley has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Hartness Revocable Trust, Mr. Mack, Mr. Rapello, Mr. and Mrs. Bailey, Mr. Smith, the McPheely Revocable Trust, Mr. Carroll and Mr. Daisley are each individually referred to as a “Reporting Person” and are collectively referred to as the “Reporting Persons.”

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock held by each Reporting Person to which this statement relates were purchased by such Reporting Person with personal funds or the working capital of the trust, as applicable.

Item 4.	Purpose of Transaction.

The Reporting Persons have formed a “group” within the meaning of Section 13d(3) of the Securities Exchange Act of 1934, may be deemed to beneficially own an aggregate of 7,437,250 shares of Common Stock (including warrants to purchase 2,500,000 shares of Common Stock), constituting approximately 14.1% of the shares of Common Stock outstanding, and are considering engaging in discussions with the Board of Directors (the “Board”) and management of the Issuer and/or taking other actions to influence the corporate governance of the Issuer as described below.

The Reporting Persons have acquired shares of Common Stock (and warrants to acquire shares of Common Stock) for investment purposes.  As previously disclosed in the Issuer’s filings with the SEC, pursuant to a subscription agreement between the Issuer and the Hartness Revocable Trust dated May 4, 2012 (the “Subscription Agreement”), subject to and promptly following the closing of Mr. Hartness’ sixth and final investment pursuant to the Subscription Agreement for 1,250,000 shares of Common Stock and warrants to acquire 1,250,000 shares of Common Stock, the Issuer was obligated to, and on August 13, 2012 the Issuer did, increase its Board by one director and the Board appointed one designee of Mr. Hartness, Bernard M. McPheely, to the Board.  Mr. McPheely resigned from the Board as disclosed in an 8-K filed on May 20, 2013.

The current Board is comprised of three individuals—Edward Adams (chair), Robert Linares (Adams’ father-in-law) and Theodore Strous.  Both Mr. Adams and Mr. Linares have been involved with or led the Issuer and its predecessors for more than a decade and in Mr. Linares’ case more than two decades, while the Issuer has continuously failed to meet the financial projections and metrics provided to shareholders.  Since August 5, 2011 (the date when Adams became the Board chair) alone, the Issuer has reported net losses of more than $13 million under their leadership.  Despite reporting such multi-million dollar losses, the directors have awarded themselves:

•	Compensation, consulting payments and bonuses in the amount of more than $400,000.
•	Payments to entities affiliated with directors in the amount of more than $350,000.
•	Warrants and options for thousands of shares of the Issuer.

At the same time—since August 11, 2011—the Issuer has failed to call a shareholder meeting.  Both the Issuer’s Bylaws and applicable corporate law require an annual meeting of the shareholders.  Even more, the Board has ignored the explicit requests of multiple shareholders to call an annual meeting of the shareholders.  It appears to the Reporting Persons that the only possible explanation for this delay is that the Issuer wants to preserve its hand-picked slate of directors and to oppose our efforts to elect new leadership. We hope this is not the case.

For these reasons, the undersigned shareholders have organized for the purpose of electing a new and independent slate of directors to lead the Issuer and increase the value for all shareholders.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board and other shareholders of the Issuer, as well as other relevant parties, concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial performance and strategic direction, actions taken by the Board, other investment opportunities available to the Reporting Persons, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, future developments at the Issuer, and the Reporting Persons’ views of the manner in which the Issuer is governed in the future, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation:

●	continuing to hold their respective shares of Common Stock for investment;

●	purchasing additional shares;

●	selling some or all of each of their shares;

●	making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer;

●	commencing legal proceedings against certain directors of the Issuer;

●	pursuing discussions with other shareholders and third parties regarding alternatives for corporate governance involving the Issuer or to maximize shareholder value therein;

●	seeking to change the composition and independence of and/or seek further representation on the Board and solicit proxies or written consents from other shareholders of the Issuer; or

●	changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

As of the date of this statement, Mr. Hartness beneficially owns, as the trustee and settler of the Hartness Revocable Trust, 2,500,000 shares of Common Stock, which includes rights to acquire 2,500,000 shares upon the exercise of stock warrants, representing a 9.5% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of Common Stock that he beneficially owns.  There were no transactions effected by Mr. Hartness or the Hartness Revocable Trust in Common Stock during the past 60 days.

As of the date of this statement, Mr. Mack beneficially owns 400,000 shares of Common Stock, representing a 0.8% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of Common Stock that he beneficially owns.  There were no transactions effected by Mr. Mack in Common Stock during the past 60 days.

As of the date of this statement, Mr. Rapello beneficially owns 350,000 shares of Common Stock, representing a 0.7% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of Common Stock that he beneficially owns.  There were no transactions effected by Mr. Rapello in Common Stock during the past 60 days.

As of the date of this statement, Mr. and Mrs. Bailey beneficially own 347,500 shares of Common Stock as joint tenants, representing a 0.7% interest in the Issuer. They have or will have the shared power to vote and dispose of the shares of Common Stock that they beneficially own.  There were no transactions effected by Mr. and Mrs. Bailey in Common Stock during the past 60 days.

As of the date of this statement, Mr. Bailey beneficially owns in his individual capacity 250,000 shares of Common Stock, representing a 0.5% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of Common Stock that he beneficially owns.  There were no transactions effected by Mr. Bailey in Common Stock during the past 60 days.

As of the date of this statement, Mr. Smith beneficially owns 339,000 shares of Common Stock, representing a 0.7% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of Common Stock that he beneficially owns.  There were no transactions effected by Mr. Smith in Common Stock during the past 60 days.

As of the date of this statement, Bernard McPheely beneficially owns, as the trustee and settler of the McPheely Revocable Trust, 312,000 shares of Common Stock, representing a 0.6% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of Common Stock that he beneficially owns.  There were no transactions effected by Mr. McPheely or the McPheely Revocable Trust in Common Stock during the past 60 days.

As of the date of this statement, Mr. Carroll beneficially owns 313,750 shares of Common Stock, including 93,750 shares held by the trustee of the Carroll IRA, representing a 0.6% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of Common Stock that he beneficially owns.  There were no transactions effected by Mr. Carroll or the Carroll IRA in Common Stock during the past 60 days.

As of the date of this statement, Mr. Daisley beneficially owns 125,000 shares of Common Stock, representing a 0.2% interest in the Issuer. He has or will have the sole power to vote and dispose of the shares of Common Stock that he beneficially owns.  There were no transactions effected by Mr. Daisley in Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to Common Stock.

Item 7.	Material to Be Filed as Exhibits.

Item 99.1
Subscription Agreement dated May 4, 2012 between the Hartness Revocable Trust and the Issuer (incorporated by reference to Exhibit 10.11 of the Form 10-K filed by the Issuer with the Securities and Exchange Commission on August 16, 2012).

Item 99.2
Form of Warrant by and between the Issuer and Hartness Revocable Trust (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 10, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2014		THOMAS P. HARTNESS REVOCABLE TRUST U/A DTD JULY 30, 2010

	By:	/s/ Thomas P. Hartness
Thomas P. Hartness, Trustee

/s/ Kristoffer Mack
Kristoffer Mack, Individually

/s/ Paul Rapello
Paul Rapello, Individually

/s/ Glen R. Bailey
Glen R. Bailey, Individually

/s/ Marsha C. Bailey
Marsha C. Bailey, Individually

/s/ Kenneth L. Smith
Kenneth L. Smith, Individually

BERNARD M. MCPHEELY REVOCABLE TRUST U/A DTD MAY 25, 2011

	By:	/s/ Bernard M. McPheely
Bernard M. McPheely, Trustee

/s/ James Carroll
James Carroll, Individually

GUARANTEE & TRUST CO. TTEE JAMES CARROLL R/O IRA

	By:	/s/ James Carroll
James Carroll, Trustee

/s/ Robert M. Daisley
Robert M. Daisley, Individually